FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 4, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 Earnings Release

For the quarter ended December 31, 2015

São Paulo, February 03, 2016 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended December 31, 2015. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net Revenue of R$100.0 million in 6M16.

     Net Income of R$45.8 million in 6M16.

     Adjusted EBITDA of R$18.3 million in 6M16.

     Supply of 1.0 million tons of sugarcane during 2015 calendar year.

Message from Management

We ended the first half of the 2015/2016 harvest year ("6M16") with Net Income of R$45.8 million, Adjusted EBITDA of R$18.3 million and Net Revenue of R$100.0 million, reflecting the sale of 49,500 tons of grains (soybean and corn) and 745,000 tons of sugarcane in the period and a financial result of R$64.7 million.

Regarding operating activities, we concluded the planting of approximately 42,000 hectares of properties in Brazil divided among soybean, sorghum, sugarcane and pasture. In addition, we are finalizing the planting of corn and brachiaria (cover crop) in more than 9,000 hectares, amounting to a total area of 51,000 hectares in the 15/16 harvest. In Paraguay, we planted 8,600 hectares, divided among soybean, corn and brachiaria (cover crop) and 2,500 hectares of pasture, amounting to a total area of 11,200 hectares in the 15/16 harvest.

6M16 was also marked by the end of the 6th year supply of sugarcane, with 1.0 million tons, in a harvested area of 11,000 hectares and yield of 96.01ton/ha with a net margin of R$ 1,900 per hectare.

In December 2015, we held the BrasilAgro Day, an event that brought together more than 60 investors and was attended by all the directors. The sector’s outlook for the coming harvests and our plans for the next years were discussed at the event.

Despite the challenging period in the macroeconomic environment, we are well positioned to seize opportunities in the sector and achieve a position of even greater prominence in Brazil’s agricultural sector.

2 | Release 2Q16

Operating Performance

     Development of Area

  We are going through the transformation process of approximately 6,000 hectares in Brazil and Paraguay.

     Property Portfolio

  On the date of this release, the Company’s property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

	Farms		Location	Aquisition Date	Project	Total Area	Arable Area
						ha	ha
1	Fazenda Jatobá	100%Owned	Barreiras/BA	Mar / 07	Grãos e Algodão	31,606	23,680
2	Fazenda Alto Taquari	100%Owned	Alto Taquari/MT	Ago / 07	Cana-de-açúcar	5,395	3,666
3	Fazenda Araucária	100%Owned	Mineiros/GO	Abr / 07	Cana-de-açúcar	8,124	5,982
4	Fazenda Chaparral	100%Owned	Correntina/BA	Nov / 07	Grãos e Algodão	37,182	26,498
5	Fazenda Nova Buriti	100%Owned	Januária/MG	Dez / 07	Floresta	24,211	19,004
6	Fazenda Preferência	100%Owned	Barreiras/BA	Set / 08	Grãos e Pasto	17,799	14,229
7	Fazenda Parceria II	Leasing	Ribeiro Gonçalves/PI	Nov / 13[1]	Grãos	7,455	7,455
8	Fazenda Parceria III	Leasing	Alto Taquari/MT	Mai / 15[2]	Cana-de-açúcar	4,263	4,263
9	Cresca	50%Owned	Boquerón/Paraguai	Dez / 13[3]	Grãos e Pasto	117,307	58,654
	Total					253,342	163,431

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests. involving up to 10,000 hectares.

2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.

     Agricultural Operations

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total

Jatobá Farm		8,762	1,925		1,823	12,510
Alto Taquari Farm	3,190					3,190
Araucária Farm	4,020					4,020
Chaparral Farm		10,121				14,294
Preferência Farm				6,566		6,566
Partnership II Farm		4,928				7,400
Partnership III Farm	3,093					3,093
Total 15/16	10,303	23,811	1,925	6,566	1,823	51,073

•        Grains

We planted 23,811 hectares of soybeans, 1,004 hectares of sorghum and are finalizing the planting of 4,397 hectares of corn at the Jatobá, Chaparral and Parceria II Farms.

3 | Release 2Q16

We reduced by 7,400 hectares the area initially estimated for soybean crop (31,203 hectares) due to the drought during the planting period, approximately 2,400 hectares of this area will be planted with corn and 4,990 hectares with cover crops (brachiaria).

 The graphs below show the rainfall in the region:

•        Sugarcane

During 2Q16, we ended the 6th year supply of sugarcane, delivering 1.0 million tons.

The Alto Taquari, Araucária and Parceria III Farms are planted with 10,303 hectares of sugarcane.

The chart below shows the sugarcane results:

	January 1 to December 31
Sugarcane harvest year results
	2014	2015
Tons harvested	723,593	1,032,956
Hectares harvested	7,141	10,759
TCH - Harvested Tons per Hectares	101.33	96.01

•        Pasture

The Preferência Farm has 6,566 hectares of pasture, which are leased to third parties for cattle raising.

4 | Release 2Q16

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

     EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Gross Profit	9,500	1,472	545.4%	22,031	9,426	133.7%
Selling expenses	(269)	477	n.a.	(895)	(371)	141.2%
General and administrative expenses	(6,820)	(6,336)	7.6%	(13,911)	(13,412)	3.7%
Other operating income/expenses, net	1,270	(4,237)	n.a.	1,185	(5,580)	n.a.
Depreciation and amortization	5,005	2,719	84.1%	10,998	9,337	17.8%
EBITDA	8,686	(5,905)	n.a.	19,408	(600)	n.a.

Adjusted EBITDA (R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Gross Profit	9,500	1,472	545.4%	22,031	9,426	133.7%
Elimination of gains on biological assets (grains and sugarcane planted)	2,432	3,271	-25.7%	4,719	(180)	n.a.
Selling expenses	(269)	477	n.a.	(895)	(371)	141.2%
General and administrative expenses	(6,820)	(6,336)	7.6%	(13,911)	(13,412)	3.7%
Other operating income/expenses, net	1,270	(4,237)	n.a.	1,185	(5,580)	n.a.
Derivatives Results	-	-	n.a.	(1,748)	2,219	n.a.
Adjusted Depreciations [1]	2,752	2,821	-2.4%	8,539	6,826	25.1%
EBITDA Cresca[2]	(973)	(637)	52.7%	(1,649)	3,360	n.a.
Adjusted EBITDA	7,892	(3,169)	n.a.	18,272	2,288	698.6%

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- Considers 50% of Cresca’s EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

5 | Release 2Q16

Income Statement

    Net Revenue from the Sale of Agricultural Products

Net Revenue (R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Total	26,544	21,253	24.9%	88,119	71,962	22.5%
Soybean	2,097	2,370	-11.5%	18,556	19,616	-5.4%
Corn	452	5,274	-91.4%	9,999	12,217	-18.2%
Sugarcane	22,650	12,297	84.2%	57,048	37,615	51.7%
Leasing	322	112	186.9%	848	430	97.4%
Services	84	125	-32.7%	318	262	21.7%
Others	940	1,073	-12.4%	1,350	1,823	-26.0%

Tons	2Q16	2Q15	Change	6M16	6M15	Change
Total	233,622	232,122	0.6%	795,108	650,933	22.1%
Soybean	1,224	3,478	-64.8%	18,352	22,179	-17.3%
Corn	1,122	17,241	-93.5%	31,074	40,190	-22.7%
Sugarcane	231,259	211,321	9.4%	744,903	588,432	26.6%
Others	17	82	-79.2%	779	132	n.a

In 2Q16, net revenue from sales totaled R$26.5 million, an increase of 24.9% over the same period in the previous year.

Soybean revenue fell by 5.4% in 6M16 compared to the previous year, from R$19.6 million, from the sale of 22,200 tons at R$884.42 per ton, to R$18.5 million, from the sale of 18,400 tons at R$1,011.15 per ton.

Corn revenue fell by 18.2% in 6M16 compared to the previous year, from R$12.2 million, from the sale of 40,200 tons at R$303.98 per ton, to R$9.9 million from the sale of 31,000 tons at R$321.76 per ton.

Sugarcane revenue increased by 51.7% in 6M16 compared to the previous year, from R$37.6 million, from the sale of 588,400 tons at R$63.92 per ton, to R$57.0 million from the sale of 745,000 tons at R$76.58 per ton. The increase in the per-ton sugarcane price was due to the 2% increase in the amount of TRS (total recoverable sugar) per ton harvested, from 138.46 kg/ton in 6M15, to 141.71 kg/ton in 6M16.

Leasing revenue in 6M16 totaling R$848,000 came from the leasing to third parties of areas in the Preferência and Jatobá (terminated in July 2015), net of taxes and PIS and Cofins on inter-company leasing.

Revenue from services of R$318,000 in 6M16 came from an advisory services provision agreement related to the development of land owned by Cresca.

    Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)					Gain / Loss in
	Soybean 15/16	Corn(1) 15/16	Corn(2) 14/15	Sugarcane	12/31/2015
Gain and loss on agricultural products	-		245	12,964	13,209
Gain and loss on biological assets	2,509	209	(255)	(4,464)	(2,001)
Change on biological assets fair value	2,509	209	(10)	8,501	11,208

 (1) Crop (2) Second Crop.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

6 | Release 2Q16

Agrocultural Products (R$ thousand)	Corn (crop) 15/16	Sugarcane	Gain / Loss in 12/31/15
Area (hectares)	1,787	8,440	10,227
Prodution (Tons)	7,127	791,185	798,312
Productivity (Ton./ha)	3.99	93.74	78.06
Fair value (R$)	1,985	53,982	55,967
Cost of Production (R$)	(1,740)	(41,018)	(42,758)
Gain and loss on agricultural products (R$)	245	12,964	13,209

Biological assets correspond to agricultural products in formation (not yet harvested), measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Since sugarcane crops consist of various harvest cycles, changes in the assumptions regarding these factors may affect the recognized fair value of the biological assets.

The table below shows the results of the sugarcane harvest:

Year ended in June 30, 2015	Crop 2014	Crop 2015	Total
Net Revenues	38,876	14,049	52,925
Cost of sales	(37,378)	(15,421)	(52,799)
Gain (loss) of agriculture products	5,146	3,183	8,329
Profit	6,645	1,811	8,455

Tons harvest	588,432	241,771	830,203

Year ended in December 31, 2015	Crop 2014	Crop 2015	Total
Net Revenues		57,048	57,048
Cost of sales		(51,081)	(51,081)
Gain (loss) of agriculture products		12,964	12,964
Profit	-	18,931	18,931

Tons harvest		791,185	791,185

    Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On December 31, 2015, the amount recognized corresponded to a reversal of R$770,000, due to the period increase in the market price of corn.

7 | Release 2Q16

    Cost of Goods Sold

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Total of cost of goods sold	(23,369)	(21,848)	7.0%	(78,066)	(70,403)	10.9%
Soybean	(1,021)	(2,532)	-59.7%	(15,713)	(19,481)	-19.3%
Corn	(182)	(4,612)	-96.1%	(8,929)	(11,030)	-19.0%
Sugarcane	(20,759)	(13,207)	57.2%	(51,081)	(37,439)	36.4%
Leasing	(902)	(1,027)	-12.2%	(1,729)	(1,888)	-8.4%
Others	(505)	(471)	7.4%	(614)	(566)	8.6%

In 6M16, the cost of goods sold (COGS) came to R$78.0 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 6M16, total soybean COGS decreased by 19.3% year-over-year, from R$19.4 million, from the sale of 22,200 tons at R$878.34 per ton, to R$15.7 million from the sale of 18,400 tons at R$856.22 per ton.

Total corn COGS moved down by 19.0% in 6M16 over the previous year, from R$11.0 million, from the sale of 40,200 tons at R$274.45 per ton, to R$8.9 million from the sale of 31,000 tons at R$287.34 per ton.

Total sugarcane COGS increased by 36.4% in 6M16 over the previous year, from R$37.4 million, from the sale of 588,400 tons at R$63.62 per ton, to R$51.0 million from the sale of 745,000 tons at R$68.57 per ton.

    Selling Expenses

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Selling expenses	(269)	477	n.a.	(895)	(371)	140.9%
Freight	-	(50)	-100.0%	(25)	(195)	-87.0%
Storage and Processing	(264)	(338)	-21.9%	(827)	(714)	15.8%
Others	(5)	866	n.a.	(42)	538	n.a.

In the six months period ended on December 31, 2015, selling expenses totaled R$895,000, an increase of 141.6% over the previous year.

The variation in other selling expenses is mainly related to the reversal of the provision of soybean sales onerous contracts recorded in 6M15, amounting to R$579,000.

    General and Administrative Expenses

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
General and administrative expenses	(6,820)	(6,336)	7.6%	(13,911)	(13,412)	3.7%
Depreciations and amortizations	(196)	(335)	-41.5%	(409)	(671)	-39.0%
Personnel expenses	(4,008)	(3,354)	19.5%	(9,021)	(7,755)	16.3%
Expenses with services provider	(941)	(1,540)	-38.9%	(1,372)	(2,454)	-44.1%
Leases and Rents	(126)	(129)	-2.3%	(364)	(361)	0.8%
Others expenses	(1,549)	(978)	58.4%	(2,745)	(2,171)	26.4%

In 6M16, general and administrative expenses grew by 3.7% over the same period in the previous year, from R$13.4 million to R$13.9 million.

The increase of 16.3% in personnel expenses resulted from the payment of the difference between actual bonus payments and the amount provisioned, and higher expenses with health care, which was adjusted in October 2015.

8 | Release 2Q16

The reduction of 44.1% in expenses from services provided was mainly due to the renegotiation of service provision contracts.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others.

    Other Operating Income / Expenses

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Other operating income/expenses	1,270	(4,237)	n.a.	1,185	(5,580)	n.a.
Gain/Loss on sale of fixed assets	114	(261)	n.a.	99	(1,059)	n.a.
Provisions for lawsuits	(133)	(2,084)	-93.6%	(1,173)	(2,633)	-55.4%
Alto Taquari Farm	1,239	-	n.a.	2,277	-	n.a.
Others	50	(1,892)	n.a.	(18)	(1,889)	-99.0%

In 6M16, we recognized other operating income of R$1.2 million, mainly referring to the discount obtained in the balance payable of the Alto Taquari Farm the amount of R$2.3 million.

In 2Q16, the reversal of the provision for expenses related to the environmental regularization process of the Alto Taquari Farm was held, estimated at approximately R$1.2 million, which had been provisioned in the first quarter.

In 6M15, we recognized other operating expenses of R$5.6 million. This amount is mainly due to: (i) the dissolution regarding the agricultural partnership contract in Bahia (ended in June 2014); (ii) the partial write-off of intangible assets from the sale of 24,624 hectares related to the Cresca land and exploration rights contract and (iii) the provision for losses on income tax compensatory credits regarding the 2009 calendar year.

    Financial Result

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Interest (i)	(1,156)	(1,929)	-40.1%	(2,346)	(4,905)	-52.2%
Monetary variations (ii)	(18)	(705)	-97.4%	(684)	(1,393)	-50.9%
Foreign exchange variations on liabilities (iii)	(906)	2,311	n.a.	11,132	2,369	369.9%
Unwind of present value adjustment (iv)	(839)	6,782	n.a.	4,597	5,562	-17.3%
Results with derivatives (v)	(2,249)	3,193	n.a.	36,803	10,683	244.5%
Other financial income / expenses (vi)	6,347	714	788.9%	15,181	3,691	311.3%
Total	1,179	10,366	-88.6%	64,683	16,007	304.1%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca’s receivables, (iv) the present value of Cremaq, Araucária and São Pedro Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund and Banco Itaú.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca’s receivables.

The reduction in the gain (loss) line was mainly due to the impact of the adjustment to fair value of receivables from farms denominated in soybean.

9 | Release 2Q16

The derivatives result mainly reflects the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency.

    Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•      Estimated gross margin based on the current price scenario.

•      Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•      Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•      Comparison between current estimates and the Company’s budget.

•      Comparison of the estimated gross margin and the historical average.

•      Market expectations and trends.

•      Tax aspects.

Hedge Position on January 29, 2016.

Crop		Soybean			FX
	Volume[1]	%de hedge[2]	Price (USD/bu.)	Volume ('000)	%de hedge[3]	BRL/USD
15/16	75,123 ton	52.87%	9.37	U$ 22,150	61.95%	4.01

1- Net production volume estimated + receivables from farm sales.

2- Percentage of volume in tons of soybean locked in.

3- Percentage of expected revenue in USD.

10 | Release 2Q16

Balance Sheet

    Cash and Cash Equivalents

Cash and Cash equivalents	12/31/2015	06/30/2015	Change
Cash and Cash equivalents	119,443	75,620	58.0%
Cash and Banks	10,230	12,560	-18.6%
Repurchase agreements	94,666	26,302	259.9%
Bank deposit certificates	14,547	36,758	-60.4%
Markable securities	66,674	273,258	-75.6%
Not exclusive investment funds quotas	19,195	69,300	-72.3%
Restricted financial investments	47,479	203,958	-76.7%
Total	186,117	348,878	-46.7%

The Company ended the period with a cash position of R$186.1 million, down 46.7% compared to June 30, 2015. This reduction is mainly due to the payment of R$80.6 million in dividends, the payment of the Alto Taquari Farm totaling R$27.4 million, the amortization of loans and financing amounting to R$49.5 million and tax payment totaling R$17.9 million.

Securities refer to investments in the exclusive FIM GUARDIAM investment fund, managed by BTG Pactual.

    Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2015 and December 31, 2015.

	Expiration
Loans and Financing (R$ thousand)	(Position in	Annual Interest Tax - %	12/31/2015	6/30/2015	Change
	12/31/2015)
Short term
Financiamento de Custeio Agrícola	Jul-16	7,51 to 15,12	2,429	25,595	-90.5%
		TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to
Financiamento Projeto Bahia	Dec-16		12,287	9,469	29.8%
		8,50
Capital de Giro	Sep-15	1,6905 + Monetary Var. / CDI 83,48	-	9,898	-100.0%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 5,50 to 8,70	462	943	-51.0%
Financiamento de cana-de-açúcar	Aug - 16	TJLP + 3,00 to 4,00	14	1,620	-99.1%
Arrendamento Financeiro Canavial - Parceria III	Nov - 16	6.92%	2,990	3,375	-11.4%
			18,182	50,900	-64.3%
Long term
Financiamento de cana	Feb - 20	TJLP + 3,00 to 4,40	1,745	1,716	1.7%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 5,50 to 8,70	-	113	-100.0%
		TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to
Financiamento Projeto Bahia	Oct-20		46,055	53,149	-13.3%
		8,50
Arrendamento Financeiro Canavial - Parceria III	Nov-18	6.92%	2,446	4,201	-41.8%
			50,246	59,179	-15.1%
Total			68,428	110,079	-37.8%

The bulk of the Company’s debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly.

On June 30 and December 31, 2015, the balance of loans and financing was R$110.0 million and R$68.4 million, respectively. The reduction is due to amortizations totaling R$49.5 million.

11 | Release 2Q16

On September 17, 2015 the title deed of the Alto Taquari Farm was executed, triggering full payment of the property on the same date. On December 31, 2015, the balance of accounts payable on acquisitions was R$21.0 million and refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Acquisitions payable (R$ thousand)	12/31/2015	06/30/2015	Change
Alto Taquari Farm	-	29,023	-100.0%
Nova Buriti Farm	21,007	19,817	6.0%
Total	21,007	48,840	-57.0%

    Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

	Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance		202,447	13,084	61,745	11,071	288,347
In June 30, 2015
Acquisitions		1,912	4	25	3,425	5,366
Reductions		-	-	-	(12)	(12)
(-) Depreciation/ Amortization		-	(348)	(5,271)	-	(5,619)
In December 31, 2015		204,359	12,740	56,499	14,484	288,082

On December 31, 2015, we recorded R$1.9 million in properties value related to expenses and taxes payment with the transfer of the title deed of the Alto Taquari Farm and R$3.4 million in ongoing construction work, which are expenses, with opening area and construction of the silo in Bahia.

Cresca will be booked as a joint venture and therefore recognized as an investment and its result as equity income.

12 | Release 2Q16

    CAPEX – Opening Area

The table below shows the breakdown of investments made in our properties:

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Maintenance	740	1,764	-58.0%	740	2,407	-69.2%
Opening	709	3,922	-81.9%	594	13,185	-95.5%
Total	1,449	5,686	-74.5%	1,335	15,591	-91.4%

    Depreciation – Opening Area

The table below shows the breakdown of the depreciation of opening area:

(R$ thousand)	2Q16	2Q15	Change	6M16	6M15	Change
Maintenance	(503)	(510)	-1.5%	(1,011)	(1,093)	-7.6%
Opening	(2,131)	(2,605)	-18.2%	(4,260)	(5,149)	-17.3%
Total	(2,633)	(3,116)	-15.5%	(5,271)	(6,242)	-15.6%

13 | Release 2Q16

Cresca S.A. - Paraguay

     Operating Performance

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca’s capital and is responsible for all the operational management of the property through a Management Fee contract.

The property has 2,700 hectares under development and during the second quarter we planted 8.677 hectares, which represents 62% of the budgeted area for the 15/16 harvest year.

•        Grains

We planted 6,014 hectares of soybean, 1,759 hectares of corn and 904 hectares of cover crops (brachiaria).

•        Cattle

We began the year with 1,697 head of cattle, distributed through 1,070 hectares of active pasture. Today, we have an area of 2,570 hectares and 2,008 head of cattle.

14 | Release 2Q16

     Financial Performance

Financial Statements - R$ thousand	12/31/2015	12/31/2014
Revenues from grains	3,550	277
Revenues from sugarcane	3,317	2,964
Revenues from leasing	124	41
Revenues from farm sale	14	32,892
Net Sales Revenue	7,005	36,175
Change in fair value of biological assets and agricultural products	6,113	3,497
Impairment	493	49
Net Revenue	13,612	39,721
Cost of agricultural products sale	(8,124)	(3,317)
Cost of production of grains	(6,503)	(4,837)
Cost of farm sale	(9)	(21,241)
Others	(82)	(72)
Gross Profit (loss)	(1,106)	10,254
Selling expenses	(615)	(1,189)
General and administrative expenses	(1,300)	(1,365)
Depreciations and amortizations	(36)	(31)
Personnel expenses	(572)	(776)
Expenses with services provider[1]	(609)	(503)
Leases and Rents	(49)	(34)
Others expenses	(34)	(21)
Other operating income/expenses, net	(24)	(5)
Financial result	(5,245)	(4,208)
Financial income	(1,297)	84
Financial expenses	(3,948)	(4,292)
Profit (loss) before income and social contribution taxes	(8,291)	3,487
Income and social contribution taxes	-	(1,104)
Profit (loss) for the period	(8,291)	2,383
BrasilAgro Interest	50%	50%
BrasilAgro results	(4,145)	1,192
Write-off of Company’s fair value due to disposal of farm in Cresca	-	(3,437)
Amortization of fair value adjustment on the acquisition date (shareholder’s loans)	207	164
BrasilAgro results - Equity pick up	(3,938)	(2,082)

15 | Release 2Q16

Balance Sheet (R$ thousand)	Cresca	Write - Off	BrasilAgro

Assets
Current assets
Cash and Cash equivalents	2,196	-	2,196
Trade accounts receivable	18,880	-	18,880
Inventories	5,561	-	5,561
Biologial assets	8,303	-	8,303
Recoverable taxes	4,283	-	4,283
Derivative financial instruments	-	-	-
Transactions with related parties	-	-	-
Other assets	-	266	266
	39,223	266	39,489

Non-current assets
Trade accounts receivable	-	-	-
Investment properties	209,297	105,800	315,097
Transactions with related parties	-	-	-
Other assets	-		-

Investments in unquoted equity instruments	-	-	-
Property, plant and euipment	1,467	-	1,467
Intagible assets	-
	210,765	105,800	316,564

Total assets	249,988	106,066	356,053
Liabilities and Equity
Current liabilities
Trade accounts payable	5,546	-	5,546
Loans and financing	-	-	-
Labor obligations	153	-	153
Taxes payable	-	-
Dividends payable	-	-
Derivative financial instruments	-	-
Accounts payable for acquisitions	-	-
Transactions with related parties	96,699	-	96,699
Onerous contract	-	-	-
Advances from customers	-	-	-
	-	-
	102,398	-	102,398

Non-current liabilities
Loans and financing	-	-	-
Taxes payable	-	7,572	7,572
Transactions with related parties	2,300	1,155	3,455
Provision for legal claims	-	-	-
Other liabilities	-	-	-
	2,300	8,727	11,027

Total equity	145,291	97,439	242,730
Total liabilities and equity	249,989	106,166	356,155
BrasilAgro Interest			50%
BrasilAgro Investment			121,365

The Company records as an investment its 50% interest in Cresca S.A. totaling R$121.4 million.

16 | Release 2Q16

Corporate Governance

     BrasilAgro Day

On December 15, the BrasilAgro Day was held, in which market topics were discussed, with the presence of an expert in the sector and the Company's plans for the coming years.

The event was attended by all of the Company’s directors, as well as over 60 participants, including investors, shareholders, market analysts and other market professionals.

     Sustainability Report

On December 22, the Company released its second Sustainability Report, which includes information regarding the 2014/2015 harvest year, which covers the period from July 1, 2014 to June 30, 2015.

The Report follows the guidelines of the Global Reporting Initiative (GRI), a global, multi-sector and optional standard that provides guidance to companies worldwide through indicators and principles so that critical information to sustainable business development is reported.

17 | Release 2Q16

Capital Market

     Share Performance

On February 03, 2016, BrasilAgro’s shares (AGRO3) were quoted at R$9.19, giving a market cap of R$535,1 million, while its ADRs (LND) were quoted at US$2.31.

18 | Release 2Q16

Definitions

2013/2014 Harvest year – fiscal year begun on July 1, 2013 and ended June 30, 2014.

2Q15 – quarter ended December 31, 2015.

2014/2015 Harvest year – fiscal year begun in July 1, 2014 and ended June 30, 2015.

2Q16 – quarter ended December 31, 2016.

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ending June 30, 2016.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

19 | Release 2Q16

Income Statement

(R$ thousand)	2Q 16	2Q15	Change	6M16	6M15	Change
Revenues from grains	2,731	8,527	-68.0%	30,571	34,285	-10.8%
Revenues from sugarcane	23,439	12,842	82.5%	58,724	38,844	51.2%
Revenues from leasing	296	571	-48.2%	1,545	957	61.4%
Other revenues	1,166	1,548	-24.7%	2,379	2,726	-12.7%
Deductions from gross revenue	(1,088)	(2,235)	-51.3%	(5,100)	(4,850)	5.2%
Net SalesRevenue	26,544	21,253	24.9%	88,119	71,962	22.5%
Change in fair value of biological assets and agricultural products	6,324	1,871	238.0%	11,208	9,645	16.2%
Impairment	-	195	-100.0%	770	(1,778)	n.a.
Net Revenue	32,868	23,319	40.9%	100,097	79,829	25.4%
Cost of agricultural products sale	(23,368)	(21,847)	7.0%	(78,066)	(70,403)	10.9%
GrossProfit	9,500	1,472	545.4%	22,031	9,426	133.7%
Selling expenses	(269)	477	n.a.	(895)	(371)	141.2%
General and administrative expenses	(6,820)	(6,336)	7.6%	(13,911)	(13,412)	3.7%
Depreciations and amortizations	(196)	(335)	-41.5%	(409)	(671)	-39.0%
Personnel expenses	(4,008)	(3,354)	19.5%	(9,021)	(7,755)	16.3%
Expenses with services provider	(941)	(1,540)	-38.9%	(1,372)	(2,454)	-44.1%
Leases and Rents	(126)	(129)	-2.3%	(364)	(361)	0.8%
Others expenses	(1,549)	(978)	58.4%	(2,745)	(2,171)	26.4%
O ther operating income/expenses, net	1,270	(4,237)	n.a.	1,185	(5,580)	n.a.
Financial result	1,179	10,366	-88.6%	64,683	16,007	304.1%
Financial income	18,879	19,973	-5.5%	99,781	50,643	97.0%
Interest on Financial Investments	9,447	1,851	410.4%	20,698	5,074	307.9%
Interest on assets	1,363	1,260	8.2%	2,561	2,551	0.4%
Foreign exchange variations on liabilities	1,730	3,275	-47.2%	15,496	6,761	129.2%
Unwind of present value adjustment	1,658	7,933	-79.1%	10,261	20,163	-49.1%
Realized results with derivatives	120	2,780	-95.7%	38,716	10,189	280.0%
Unrealized results with derivatives	4,561	2,874	58.7%	12,049	5,905	104.0%
Financial expenses	(17,700)	(9,607)	84.2%	(35,098)	(34,636)	1.3%
Expanses on Financial Investments	(2,917)	-	n.a.	(5,107)	-	n.a.
Bank charges	(183)	(1,137)	-83.9%	(410)	(1,383)	-70.4%
Interest on liabilities	(2,519)	(3,189)	-21.0%	(4,907)	(7,456)	-34.2%
Monetary variations	(18)	(705)	-97.4%	(684)	(1,393)	-50.9%
Foreign exchange variations on liabilities	(2,636)	(964)	173.4%	(4,364)	(4,392)	-0.6%
Unwind of present value adjustment	(2,497)	(1,151)	116.9%	(5,664)	(14,601)	-61.2%
Realized results with derivatives	(5,282)	(259)	1939.4%	(5,939)	(841)	606.2%
Unrealized results with derivatives	(1,648)	(2,202)	-25.2%	(8,023)	(4,570)	75.6%
Equity pick up	(2,191)	(1,279)	71.3%	(3,938)	(2,082)	89.1%
Profit (loss) before income and social contribution taxes	2,669	463	476.5%	69,155	3,988	1634.1%
Income and social contribution taxes	(1,343)	717	n.a.	(23,352)	(1,226)	1804.7%
Profit (loss) for the period	1,326	1,180	12.4%	45,803	2,762	1558.3%
Outstanding sharesat the end of the period	58,226,600	58,422,400		58,226,600	58,422,400
Basic earnings(loss) per share - R$	0.02	0.02	12.8%	0.79	0.05	1563.9%

20 | Release 2Q16

Balance Sheet - Asset

Assets(R$ thousand)	12/31/2015	06/30/2015	Change
Current assets
Cash and Cash equivalents	119,443	75,620	58.0%
Markable securities	66,674	273,258	-75.6%
Trade accounts receivable	43,661	46,028	-5.1%
Inventories	27,680	32,225	-14.1%
Biologial assets	36,511	1,624	2148.2%
Recoverable taxes	6,609	5,412	22.1%
Derivative financial instruments	22,632	13,498	67.7%
Transactions with related parties	1,281	856	49.6%
Other assets	720	316	127.8%
	325,211	448,837	-27.5%
Non-current assets
Biological assets	21,521	29,245	-26.4%
Markable securities	11,653	1,468	693.8%
Recoverable taxes	27,766	24,602	12.9%
Diferred taxes	32,745	43,137	-24.1%
Derivative financial instruments	-	408	-100.0%
Trade accounts receivable	13,477	22,802	-40.9%
Investment properties	288,082	288,347	-0.1%
Transactions with related parties	51,317	39,060	31.4%
Other assets	6,147	5,811	5.8%
Investments in unquoted equity instruments	121,365	99,729	21.7%
Property, plant and euipment	10,248	10,602	-3.3%
Intagible assets	3,507	3,792	-7.5%
	587,828	569,003	3.3%

Total assets	913,039	1,017,840	-10.3%

21 | Release 2Q16

Balance Sheet - Liabilities

Liabilities(R$ thousand)	12/31/2015	06/30/2015	Change
Current liabilities
Trade accounts payable	21,475	5,545	287.3%
Loans and financing	18,182	50,900	-64.3%
Labor obligations	3,361	11,215	-70.0%
Taxes payable	5,381	23,377	-77.0%
Dividends payable	88	40,358	-99.8%
Derivative financial instruments	6,521	5,655	15.3%
Accounts payable for acquisitions	21,007	48,840	-57.0%
Transactions with related parties	506	480	5.4%
Advances from customers	53	8,147	-99.3%
Other liabilities	5,238	4,504	16.3%
	81,812	199,021	-58.9%
Non-current liabilities
Loans and financing	50,246	59,179	-15.1%
Taxes payable	900	1,508	-40.3%
Derivative financial instruments	-	1,670	-100.0%
Provision for legal claims	4,857	3,684	31.8%
Other liabilities	401	672	-40.3%
	56,404	66,713	-15.5%
Total liabilities	138,216	265,734	-48.0%
Equity
Capital	584,224	584,224	0.0%
Capital reserves	1,771	2,349	-24.6%
Treasury shares	(7,973)	(224)	3459.4%
Profits reserves	89,156	89,156	0.0%
Proposed additional dividends	-	40,333	-100.0%
Equity variation adjustment	61,842	36,268	70.5%
Accumulated losses	45,803	-	n.a.
Total equity	774,823	752,106	3.0%

Total liabilitiesand equity	913,039	1,017,840	-10.3%

22 | Release 2Q16

Cash Flow

(R$ thousand)	6M16	6M15	Change
Profit (loss) for the period	45,803	2,762	1558.3%
Adjustmentsto reconcile net income
Depreciation and amortization	10,998	9,337	17.8%
Grantingof stock options	-	82	-100.0%
Residual value of fixed assets	41	1,407	-97.1%
Patrimonial Equivalence	12	253	-95.3%
Equity Pickup	3,938	2,082	89.1%
Gain (loss) unrealized results with derivatives	(4,026)	(1,335)	201.6%
Exchange rate, monetary and financial charges unrealized	(23,693)	(1,145)	1969.3%
(Gain) on remeasurement of receivables from sale of farms	(4,597)	(5,562)	-17.3%
Provision of income and social contribution	-	966	-100.0%
Income and social contribution taxes	10,392	260	3896.9%
Fair value of biological assets and agricultural products and depletion of harvest	(11,208)	(9,645)	16.2%
Reversal of impairment of agricultural products after harvest	(770)	1,778	n.a.
Allowance for doubtful accounts	-	47	-100.0%
Onerous contracts	-	(579)	-100.0%
Provisions for lawsuits	1,173	2,653	-55.8%
	(2,277)	-	n.a.
	25,786	3,361	667.2%
Change in operating working capital
Trade accounts receivable	10,894	22,613	-51.8%
Inventories	7,094	61,909	-88.5%
Biological Assets	(21,618)	(87,736)	-75.4%
Recoverable Taxes	(4,989)	(1,656)	201.3%
Derivative Transactions	(3,239)	5,200	n.a.
Other assets	(741)	(759)	-2.4%
Suppliers	15,946	6,000	165.8%
Related parties	(755)	(35,747)	-97.9%
Taxes payable	(9,744)	(275)	3443.3%
Paid income tax and social contribution	(8,860)	(1,699)	421.5%
Labor obligations	(7,854)	(5,264)	49.2%
Advance from customers	(7,520)	(12,391)	-39.3%
Other obligations	(271)	(230)	17.8%
Net Cash generated by (used in) operating activities	(5,871)	(46,674)	-87.4%
CASH FLOW OF INVEST MENT ACT IVIT IES
Additions to immobilized and intangible	(897)	(1,097)	-18.2%
Additions to property for investments	(5,366)	(22,064)	-75.7%
Redemption of (investment in) marketable securities	212,870	8,755	2331.4%
Increase in investments and participations	-	(13,483)	-100.0%
Amount received from the sale of farm	5,505	10,897	-49.5%
Net cash (invested in) operating activities	212,112	(16,992)	n.a.
CASH FLOW OF FINANCING ACT IVITIES
Payment of farm purchase	(27,395)	-	n.a.
Loans and financing	3,393	61,191	-94.5%
Interest from Loans and Financing	(4,808)	(7,187)	-33.1%
Payment of loans and financing	(44,678)	(55,200)	-19.1%
Treasury shares	(10,423)	-	n.a.
Receivables from exercise of stock options	2,096	-	n.a.
Dividends paid	(80,603)	-	n.a.
Generated (provided) net cash by financing activities	(162,418)	(1,196)	13480.1%
Increase (decrease) in cash and cash equivalents	43,823	(64,862)	n.a.
Cash and cash equivalents at the beginningof the year	75,620	86,745	-12.8%
Cash and cash equivalents at the end of the year	119,443	21,883	445.8%
	43,823	(64,862)	n.a.

23 | Release 2Q16

Weigths and Measures used in Agriculture

Pesos e medidas usados na agricultura

1 tonelada	1.000 kg
1 kg	2,20462 libras
1 libra	0,45359 kg
1 acre	0,40469 hectares
1 acre	0,1840 alqueire
1 hectare (ha)	2,47105 acres
1 hectare (ha)	10.000 m²
1 alqueire	5,4363 acres

Soja

1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Milho

1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha
1,00 US$/bushel	2,3621 US$/saca

Algodão

1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg

Cana-de-açucar

ATR - Açucar Total Recuperável

24 | Release 2Q16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 4, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer